Brinkley Dickerson 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone 404.885.3900 facsimile troutmansanders.com
April 10, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street N.E., Mail Stop 3030
Washington, D.C. 20549

Attn:	Mary Beth Breslin Senior Attorney

Re:	AGCO Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 001-12930
Dear Ms. Breslin:
     The following are the responses of AGCO Corporation to the comments of the Staff of the Securities and Exchange Commission on AGCO’s Form 10-K for the fiscal year ended December 31, 2008, as such comments were transmitted to AGCO in a letter from the Staff dated March 31, 2009. We are submitting this letter on behalf of AGCO and the terms “we,” “us,” “our” and “the Company” in the following responses refer to AGCO.
     In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2008
Executive Compensation, page 110
Comment No. 1:
We note your disclosure under the caption “Competitive Analyses” on page 16 of the definitive proxy statement incorporated by reference to your Form 10-K that based on your analysis of the competitiveness of your compensation levels to companies in your

Securities and Exchange Commission
April 10, 2009

peer group, you concluded that your salaries, annual cash incentive bonuses and long-term incentive opportunities had “slightly different levels of competitiveness compared to the market median, but in all cases [you] determined that the total compensation rendered was reasonable.” With respect to each named executive officer and each element of compensation, please tell us, and in future filings indicate, where actual payments and awards fell within your targeted range. To the extent actual compensation was outside a targeted percentile range, please explain why.
Response:
Attached as annex A to this letter is a schedule comparing each of the three core elements of compensation, and both total cash compensation and total direct compensation, with the market — i.e., with the defined market median — for each named executive officer’s position. With respect to total cash compensation, there is only one deviation from plus/minus 20% of market. Mr. Carioba, the General Manager for South America, is paid somewhat more than market. The market data for the three General Managers was adjusted to reflect the different sizes of the businesses that they manage, with Mr. Collar managing the largest business and Mr. Carioba the smallest. The Compensation Committee, in recognition of the collaborative efforts of the three General Managers’ running not only their respective businesses but also the Company’s worldwide business, set the compensation of all three of the General Managers at similar levels. With respect to total direct compensation, there are only two deviations from plus/minus 20% of the market. First, Mr. Carioba’s deviation recurs here as well. Second, Mr. Beck, the Company’s CFO, is paid somewhat less than market. This reflects the Compensation Committee’s view that Mr. Beck should not be paid significantly more than the three General Managers.
In future filings, we will discuss how each of the named executive officers’ total compensation compares to the defined market median for that named executive officer’s position. Where there is a significant variance between the two amounts, we will provide a more detailed explanation of the reasons for the variance. In addition, where any of the individual elements of compensation varies significantly from the market median for that particular element in a manner that is not addressed in the general discussion regarding that named executive officer’s total compensation, we will discuss that as well. For instance, we would include discussions comparable to the information provided above with respect to Messrs. Beck and Carioba.
Comment No. 2:
Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-

Securities and Exchange Commission
April 10, 2009

8732A, Section II.B.1. For example, we note the disparity between your chief executive officer’s compensation and that of the other named executive officers. In future filings, please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.
Response:
In future filings we will explain the reason for the differences in the amounts of compensation awarded to the named executive officers and, in particular, why the Company’s chief executive officer’s compensation differs from that of the other named executive officers.
Comment No. 3:
We note your disclosure under the caption “Base Salary” beginning on page 16 that in 2008, executive officers’ salaries were increased in a range of 4% to 14% and that your Chief Executive Officer’s salary was set at a level reflecting a 4.9% increase. In future filings, please expand your disclosure with respect to each named executive officer to explain the factors considered in decisions to increase or decrease compensation.
Response:
In future filings we will expand our disclosure with respect to each named executive officer to explain the factors considered in decisions to increase or decrease compensation.
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     A copy of the requested acknowledgment from the Company is enclosed with this letter.
     We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3822.
Very truly yours,
/s/ W. Brinkley Dickerson, Jr.

W. Brinkley Dickerson, Jr.

cc:	Martin Richenhagen, Chairman of the Board, President and Chief Executive Officer
Debra Kuper, Vice President and General Counsel
Andrew H. Beck, Senior Vice President and Chief Financial Officer
Lara Long, Director of Corporate Financial Reporting and Compliance
Thomas Schramkowski

AGCO CORPORATION
April 10, 2009
Securities and Exchange Commission
100 F Street N.E., Mail Stop 3030
Washington, D.C. 20549

Attn:	Mary Beth Breslin Senior Attorney

Re:	AGCO Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 001-12930
Dear Ms. Breslin:
     AGCO Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, AGCO Corporation
By:	/s/ Andrew H. Beck
Andrew H. Beck

Annex A
Detailed Summary of 2008 Compensation Elements

		Base Salary				Annual Incentive
					Variance				Variance
					% of				% of
Executive	Position/Title	AGCO	Market(1)	Variance	AGCO	AGCO	Market(1)	Variance	AGCO
M. Richenhagen	Chairman, President & CEO	$1,024,833	$1,030,000	-$5,167	-1%	$1,124,447	$1,109,000	$15,447	1%
A. Beck	SVP, CFO	$402,183	$509,200	-$107,017	-27%	$339,443	$369,100	-$29,657	-9%
A. Carioba(2)	SVP, GM South America	$375,081	$323,400	$51,681	14%	$277,280	$164,200	$113,080	41%
G. Collar	SVP, GM EAME & Australia/NZ	$306,667	$393,200	-$86,533	-28%	$208,270	$226,200	-$17,930	-9%
R. Crain	SVP, GM North America	$306,667	$338,100	-$31,433	-10%	$232,870	$172,000	$60,870	26%

		Total Cash Compensation
					Variance
					% of
Executive	Position/Title	AGCO	Market(1)	Variance	AGCO
M. Richenhagen	Chairman, President & CEO	$2,149,280	$2,139,000	$10,280	0%
A. Beck	SVP, CFO	$741,626	$878,300	-$136,674	-18%
A. Carioba(2)	SVP, GM South America	$652,361	$487,600	$164,761	25%
G. Collar	SVP, GM EAME & Australia/NZ	$514,937	$619,400	-$104,463	-20%
R. Crain	SVP, GM North America	$539,537	$510,100	$29,437	5%

		Long-Term Incentive(3)				Total Direct Compensation
					Variance				Variance
					% of				% of
Executive	Position/Title	AGCO	Market(1)	Variance	AGCO	AGCO	Market(1)	Variance	AGCO
M. Richenhagen	Chairman, President & CEO	$6,001,700	$4,563,000	$1,438,700	24%	$8,150,980	$6,702,000	$1,448,980	18%
A. Beck	SVP, CFO	$584,280	$1,239,500	-$655,220	-112%	$1,325,906	$2,117,800	-$791,894	-60%
A. Carioba(2)	SVP, GM South America	$584,280	$318,900	$265,380	45%	$1,236,641	$806,500	$430,141	35%
G. Collar	SVP, GM EAME & Australia/NZ	$584,280	$505,100	$79,180	14%	$1,099,217	$1,124,500	-$25,283	-2%
R. Crain	SVP, GM North America	$584,280	$424,200	$160,080	27%	$1,123,817	$934,300	$189,517	17%

(1)	For Richenhagen and Beck, market represents a blend of published survey and proxy data; for the other NEOs, market represents published survey data.

(2)	Carioba’s compensation figures have been converted from Brazilian Reais to US Dollars.

(3)	Richenhagen’s value includes a retention-based restricted stock award valued at $2,000,000.